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EXHIBIT 2.1

UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

In re:	)	Chapter 11
)
PLATINUM ENTERTAINMENT, INC.,	)
a Delaware corporation,	)	Case No. 00B 21646
)
)
Debtor.	)	Honorable Eugene R. Wedoff

DEBTOR'S PLAN OF REORGANIZATION DATED FEBRUARY 15, 2001

Daniel A. Zazove Barbara L. Yong Karen G. Kranbuehl Field & Golan Three First National Plaza 70 West Madison, Suite 1500 Chicago, IL 60602 (312) 263-2300

Plan Confirmation Hearing:
Date:            , 2001
Time:             A.M.
Place: United States Bankruptcy Court
219 S. Dearborn Street
Courtroom of the Hon. Eugene R. Wedoff
Room 744
Chicago, Illinois 60604

    Platinum Entertainment, Inc. (the "Debtor"), as plan proponent within the meaning of 11 U.S.C. § 1129, proposes this Plan of Reorganization (the "Plan") dated February 15, 2001 pursuant to the provisions of Chapter 11 of the United States Bankruptcy Code for the resolution of the outstanding claims against and equity security interests in the Debtor.

ARTICLE I

GENERAL PROVISIONS

A.  Rules of Construction.

    The rules of construction applicable to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure shall be applicable to this Plan.

B.  Definitions.

    For the purposes of this Plan and the accompanying disclosure statement, the following terms shall have the meanings set forth below. Those terms not specifically defined in this Plan shall have the meaning ascribed to them by the Bankruptcy Code.

    1.  "Administrative Claim" or "Unclassified Claim" means any cost or expense of the administration of this Chapter 11 Case, entitled to priority in accordance with the provisions of Sections 364(a) and 507(a)(1) and (b) of the Bankruptcy Code, including the actual and necessary expenses of preserving the Debtor's estate and operating the Debtor's business, all compensation and expense reimbursement of Professionals, as defined herein, pursuant to Sections 330 or 331 of the Bankruptcy Code, all expense reimbursement of the members of the Creditors' Committee, and any fees or charges, including fees due the United States Trustee pursuant to Chapter 123 of Title 28 of the United States Code.

    2.  "Allowed Claim" means any Claim against the Debtor (a) proof of which is filed within the time fixed by the Court or applicable rules or statutes, and with respect to which no objection has been timely filed by any party in interest, and that has been or hereafter is listed by the Debtor on its schedules as liquidated in amount and not disputed or contingent, or that has been or hereafter is allowed by order of Court, or (b) that is allowed by the provisions of this Plan. Unless otherwise specified by this Plan or by order of the Court, Allowed Claims shall not include interest for the period from and after the Petition Date, or, except to the extent allowed by law or provided under the terms of a valid contract, for the period prior to the Petition Date.

    3.  "Artists Recording Contract" means those certain prepetition executory contracts between the Debtor and various artists for the recording and distribution of audio or visual performances which were or are assumed by the Debtor.

    4.  "Avoidance Actions" means actions which may be brought under any of the provisions of Sections 541, 544 - 553 of the Bankruptcy Code.

    5.  "Avoidance Recoveries" means any property, including cash recovered through the assertion of Avoidance Actions.

    6.  "Bankruptcy Code" means Title 11 of the United States Code, 11 U.S.C. § 101 et seq.

    7.  "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure.

    8.  "Bar Date" means the February 28, 2001 deadline established by order of the Bankruptcy Court, by which proofs of claim must be filed.

    9.  "Claim" means a claim against the Debtor as defined in Bankruptcy Code section 101(5).

    10. "Confirmation Date" means the date on which the order confirming this Plan is entered by the Court.

    11. "Confirmation Order" means the order entered by the Court confirming the Plan.

    12. "Court" means the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, including the United States Bankruptcy Judge presiding over these proceedings.

    13. "Creditors' Committee" means the statutory committee of unsecured creditors appointed in this case by the United States Trustee pursuant to section 1102 of the Bankruptcy Code.

    14. "Debtor" means Platinum Entertainment, Inc., a Delaware corporation.

    15. "Debtor's Estate" means the bankruptcy estate of Platinum Entertainment, Inc. created by the commencement of its case, which estate shall survive Confirmation and which shall be the source for payment of Allowed Professional and Tax Claims, Class 1, and Class 4 Claims pursuant to this Plan.

    16. "Disputed Claim" means any Claim, including any Administrative Claim, which has not been Allowed by this Plan, by Final Order, or by agreement.

    If no proof of claim has been filed by the applicable Bar Date: (i) a claim that has been or hereafter is listed on the Schedules as disputed, contingent, or unliquidated; or (ii) a claim that has been or hereafter is listed on the Schedules as other than disputed, contingent, or unliquidated, but as to which the Debtor, the Creditors' Committee or any other party in interest has interposed a timely objection.

    17. "Effective Date" means a date (a) 11 days following the date upon which Confirmation Order is docketed by the Clerk of the Court, but not later than May 1, 2001, or (b) if the Confirmation Order is appealed and a stay pending appeal is granted, the second business day following the date on which such Confirmation Order shall become final and nonappealable, or no longer subject to a stay, provided, however, that if the Confirmation Order is appealed but not stayed, the Debtor, at its sole option, may consummate this Plan.

    18. "Equity Security Interest" means any common or preferred shares of stock in the Debtor, including options and warrants with respect to any such shares as of the Petition Date.

    19. "Exit Financing Facility" includes the $1,300,000 of cash monies contributed by First Source to the Debtor's Estate to fund this Plan and the financial accommodations made to the Reorganized Debtor pursuant to the Revolving Credit Facility.

    20. "Final Order" means an order which has become final for purposes of 28 U.S.C. §§ 158 and 1291 and no longer subject to appeal or certiorari proceedings and as to which no appeal or certiorari proceeding is pending.

    21. "First Source" means First Source Financial LLP the Class 2 claimant.

    22. "Litigation Claim" means any right, chose in action, or claim which the Debtor had as of the Petition Date and which is not an Avoidance Action.

    23. "New Common Shares" means the common shares issued by the Reorganized Debtor to First Source or its designee on the Effective Date, which shall be the only outstanding shares of the Reorganized Debtor.

    24. "New Senior Secured Note" means the note to be executed upon Confirmation by the Reorganized Debtor in the principal amount of $16 million secured by a priority security interest on all of the assets of the Reorganized Debtor subject only to the purchase money security interest of the Class 3 Claimant and the Revolving Credit Facility. The New Senior Secured Note shall bear interest at the rate of prime plus 2%, provided, however, that payment of cash interest on the New Senior Secured Note may be deferred at the option of the Reorganized Debtor for the first 24 months following the Effective Date.

    25. "Petition Date" means July 26, 2000.

    26. "Plan" means this Plan of Reorganization, including any amendments or modifications to the Plan.

    27. "Professionals" includes all professional persons employed in this Case pursuant to sections 327 or 1103 of the Bankruptcy Code, or (b) any professional or other entity seeking compensation or reimbursement of expenses in connection with this Case pursuant to section 503(b)(4) of the Bankruptcy Code.

    28. "Pro Rata" means a proportionate share, so that the ratio of (a) the amount of cash distributed on account of an Allowed Claim or reserved on account of a Disputed Claim to (b) the amount distributed on account of all Allowed Claims or reserved on account of all Disputed Claims in such Class, is the same as the ratio (x) such Claim or Interest bears to (y) the total amount of all Claims.

    29. "Reorganized Debtor" means Platinum Entertainment, Inc., a Delaware corporation, on and after the Effective Date.

    30. "Retained Assets" means the cash to be contributed to Debtor's Estate by First Source as part of the Exit Financing Facility, Avoidance Actions and certain contractual rights to be retained by or granted to the Debtor's Estate for further administration and distribution to the holders of Allowed Unclassified, Class 1, Class 2, Class 3 and Class 4 Claims.

    31. "Revolving Credit Facility" means the new and additional financial accommodation extended by First Source to the Reorganized Debtor in an amount up to $6 million secured by a first priority security interest in all of the Reorganized Debtor's assets.

    32. "Schedules" means the schedules of assets and liabilities, and the statements of financial affairs filed by the Debtor, and all amendments and modifications through the Confirmation Date.

C.  Confirmation Pursuant to 11 U.S.C. § 1129(b).

    The Debtor reserves its right to confirm the Plan notwithstanding the rejection of the Plan by any impaired class of creditors or equity security interest holders. The Plan may be confirmed pursuant to 11 U.S.C. § 1129(b) if the Court determines, inter alia, that it does not discriminate unfairly, and is fair and equitable with respect to each rejecting impaired class of claims or interests.

D.  Amendment and Modification.

    The Debtor may propose written modifications to this Plan at any time before confirmation, provided that such plan as modified meets the requirements of 11 U.S.C. §§ 1122 and 1123 and the Debtor has complied with 11 U.S.C. § 1125. This Plan may be modified at any time after confirmation and before its substantial consummation, provided that such plan as modified meets the requirements of 11 U.S.C. §§ 1122 and 1123 and the Court, after notice and a hearing, confirms such plan as modified under 11 U.S.C. § 1129. Where the Court requires a re-vote, holders of Claims that have accepted this Plan shall be deemed to have accepted this Plan as modified unless within the time which the Court fixes, such holder changes its vote.

E.  Severability.

    If prior to the Confirmation Date any term or provision of the Plan is determined by the Court to be invalid, void, or unenforceable, the Bankruptcy Court will have the power to alter and may interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision to be held invalid, void, or unenforceable, and such term or provision will then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration or interpretation. The Confirmation Order will constitute a judicial determination that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms. However, if the provisions of this Plan which are determined to be unenforceable materially and adversely affect the rights of any class of claims, the resolicitation of the acceptance of such class may be required.

F.  Entire Agreement.

    This Plan if confirmed supersedes all prior discussions, understandings, agreements and documents pertaining or relating to any subject matter of the Plan.

G.  Headings.

    Headings of the articles, paragraphs and sections of the Plan are inserted for convenience only and shall not affect the meaning of any Plan provision.

H.  Governing Law.

    Except to the extent the Bankruptcy Code or Bankruptcy Rules are applicable, the rights and obligations arising under this Plan shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law of the State of Delaware.

I.  Revocation.

    The Debtor reserves the right to revoke and withdraw this Plan at any time prior to its Confirmation.

J.  Rules of Interpretation and Computation of Time.

    For purposes of this Plan, unless otherwise provided herein: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, will include both the singular and the plural; (b) unless otherwise provided in this Plan, any reference in this Plan to a contract, instrument, release, or other agreement or document being in a particular form or any particular terms and conditions means that such document will be substantially in such form or substantially on such terms and conditions; (c) any reference in this Plan to an existing document or schedule filed or to be filed means such document or schedule, as it may have been or may be amended, modified, or supplemented pursuant to this Plan; (d) any reference to an entity as a holder of a Claim or Interest includes that entity's successors and assigns; (e) all references in this Plan to Sections, Articles, and Schedules are references to Sections, Articles, and Schedules of or to this Plan; (f) the words "herein," "hereunder," and "hereto" refer to this Plan in its entirety rather than to a particular portion of this Plan; (g) subject to the provisions of any contract, certificates of incorporation, by-laws, instrument, release, or other agreement or document entered into in connection with this Plan, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and Bankruptcy Rules; (h) the rules of construction set forth in section 102 of the Bankruptcy Code will apply; and (i) in computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) will apply.

ARTICLE II

CLASSIFICATION OF CLAIMS AND INTERESTS

A.  Classification in General.

    A Claim or Interest is classified in a particular class only to the extent that the Claim or Interest qualifies within the description of that class, and may also be classified in a different class to the extent that the Claim or Interest qualifies within the description of that different class.

B.  Resolution of Classification Disputes.

    The Court shall have exclusive jurisdiction over any disputes concerning the classification of Claims or Interests. Resolution of any such disputes shall not be a condition precedent to confirmation or consummation of the Plan.

C.  Designation of Classes.

    The classes of Claims and Interests are designated as follows:

Class 1	All Claims entitled to priority pursuant to 11 U.S.C. § 507 (Unimpaired)
Class 2	The following Claims of First Source: (Impaired)
	Class 2A	The Administrative Claim of First Source for all funds advanced to or for the benefit of the Debtor by First Source between the Petition Date and the Effective Date.
	Class 2B	The secured Claim of First Source.
	Class 2C	The unsecured deficiency Claim of First Source.
Class 3	All Unsecured Claims including claims arising from the rejection of executory contracts and leases, but excluding Class 1, Class 2C and Class 4 Claims. (Impaired)
Class 4	All Equity Security Interests and all claims which are subordinated to Class 1, Class 2, and Class 3 Claims pursuant to 11 U.S.C. § 510(c). (Impaired)

D.  Unclassified Claims.

    Unclassified Claims including Administrative Claims and unsecured priority tax Claims of the kind specified in 11 U.S.C. § 507(a)(1) through (8) have not been classified and are expressly excluded from any of the preceding classes in accordance with 11 U.S.C. § 1123(a)(1).

ARTICLE III

CLAIMS NOT IMPAIRED BY THE PLAN

A.  Unclassified Claims.

    Except as otherwise agreed by the Claimant, Allowed Unclassified Claims for goods and services provided to the Debtor between the Petition Date and the Effective Date shall be assumed by the Reorganized Debtor and paid in full as such Claims come due or if disputed, when such claims are Allowed and ordered paid by the Court. All other Allowed Unclassified Claims, including Allowed Claims of Professionals, shall be paid in full from the Debtor's Estate as ordered by the Court.

B.  Class 1 (Priority Claims).

    All Allowed Class 1 Claims shall be paid in full by the Debtor's Estate on the Effective Date or as soon thereafter as is reasonably practical; provided, that if any Class 1 Claim is disputed, it shall be paid in full when Allowed and ordered paid by the Court.

ARTICLE IV

TREATMENT OF IMPAIRED CLASSES

A.  Class 2 (Allowed Claims of First Source).

  1.  Class 2A.

    Upon the Effective Date the Class 2A Claim shall be Allowed in the amount of $4 million fully settled and satisfied by receipt of 4,000 New Common Shares representing all of the issued and outstanding new common shares of the Reorganized Debtor.

  2.  Class 2B.

    Upon the Effective Date the Class 2B Claim shall be Allowed in the amount of $16 million fully settled and satisfied by receipt of the New Senior Secured Note.

  3.  Class 2C.

    Upon the Effective Date the Class 2C Claim shall be deemed Allowed in the amount of $17 million and fully settled and satisfied by the distribution of any property remaining in the Debtor's Estate after payment in full of all Allowed Class 3 Claims.

B.  Class 3 (Allowed Unsecured Claims).

    In full settlement and satisfaction of each Allowed Class 3 Claim, the holder of such Allowed Claim shall receive its pro rata share of:

    1.  The sum of $1 million contributed to the Debtor's Estate by First Source upon the Effective Date. The Disbursing Agent as hereinafter defined shall use his best efforts to make an initial cash distribution to the holders of Allowed Class 3 Claims within ninety days of the Effective Date.

    2.  50% of Avoidance Recoveries after payment of all Administrative Claims of Professionals for services rendered in connection with the prosecution of Avoidance Actions including the amounts advanced to prosecute such Avoidance Actions by First Source as part of the Exit Financing Facility.

    3.  2% of the net amount (meaning the gross sales amount, less any credits issued for product returns, discounts, rebates, advertising, or any other credit issued during the period) received by the Reorganized Debtor, from the sale of any recording (identified by product identification number or UPC) previously released to the public by the Debtor prior to the Effective Date for the 12 months following the Effective Date, not to exceed $300,000 in the aggregate.

    4.  10% of the net amounts actually received by the Reorganized Debtor on or before the third anniversary of the Effective Date under any Artist Recording Contract assumed by the Debtor or the Reorganized Debtor. Net amounts shall be calculated after the Reorganized Debtor has recovered all recoupable costs under such Artists Recording Contracts.

C.  Class 4 (Equity Security Interests and Subordinated Claims).

    All existing Equity Security Interests shall be deemed cancelled as of the Effective Date. No distribution shall be made on account of any Equity Security Interest or on account of any Claim which is subordinated to Class 3 Claims pursuant to 11 U.S.C. § 510(c).

ARTICLE V

LEASES AND EXECUTORY CONTRACTS

A.  Assumed and Rejected Leases and Contracts.

    The specific leases and executory contracts enumerated on Attachment A to this Plan shall be deemed assumed or rejected, as the case may be, by the Reorganized Debtor as of the Confirmation Date.

B.  Other Leases and Contracts.

    Any lease or executory contract not enumerated on Attachment A above shall be deemed assumed as of the Effective Date unless a motion to reject such lease or executory contract is filed on or before the Confirmation Date.

C.  Allowance and Payment of Cure Sum Claims.

    Any entity whose executory contract or lease is assumed by the Plan must file its cure sum claim with the Court within thirty days after the Effective Date ("Cure Sum Claim Bar Date") or the right to assert such cure sum claim shall be deemed forever waived and barred.

    Except as may otherwise be agreed to by the parties, within twenty-one (21) days after the Cure Sum Claim Bar Date, the Reorganized Debtor shall either pay all undisputed cure sum claims or file its objection to the Allowance of the cure sum claims.

    All disputed cure sum claims shall be paid within ten days after entry of a Final Order, determining the amount of such cure sum claim, provided, however, that the Reorganized Debtor may, in its sole discretion, reject any previously assumed contract or lease to which it has interposed an objection to the allowance of the cure sum claim, within two business days after the entry of a Final Order Allowing the cure sum claim.

D.  Bar Date for Filing Proofs of Claim Relating to Rejected Executory Contracts and Leases.

    Notwithstanding anything in the Bar Date Order to the contrary, if the rejection of an executory contract or unexpired lease gives rise to a claim, such claim will be forever disallowed, barred and will be unenforceable against the Debtor's Estate or the Reorganized Debtor unless such claim is filed within 30 days after the Effective Date.

ARTICLE VI

ADMINISTRATION OF DEBTOR'S ESTATE

A.  Funding.

    Upon the Effective Date, First Source shall tender the sum of $1,300,000 to the Disbursing Agent to fund the following:

    1.  An amount sufficient to pay Allowed Unclassified Claims of Professionals, (including the sum of $75,000 for legal fees for the prosecution of Avoidance Actions), not to exceed $250,000 in the aggregate.

    2.  An amount sufficient to pay Allowed Class 1 Claims. (Estimated at $50,000)

    3.  The $1 million cash distribution to Class 3 Claimants.

B.  Appointment of Disbursing Agent.

    Upon the Effective Date, William A. Brandt, Jr. shall be appointed as the Disbursing Agent for the Debtor's Estate. The Disbursing Agent shall serve without bond and shall be compensated at a rate equal to two percent (2%) of all funds disbursed, plus reimbursement for out-of-pocket expenses. Unless the Creditor's Committee objects, the Disbursing Agent may pay his compensation and expense reimbursement as earned without application to the Bankruptcy Court.

C.  The Creditors' Committee.

  1.  Continued Existence.

    The Creditors' Committee shall remain in existence as a legal entity until this Plan is fully consummated and the Court enters an order closing this Case. The Creditors' Committee may act in person or by telephone. In the event that any representative of a Committee member or its representative is unable to act for any reason the successor to such representative shall be designated in writing by such Committee member. If such Committee member shall fail to designate a successor representative within forty-five (45) days after the date such vacancy occurs, its right to appoint a successor representative shall terminate and the existing members of the Committee shall designate a successor Committee member.

  2.  Powers and Duties.

    Except as otherwise provided in this Plan, the Creditors' Committee shall have the following rights and obligations:

    (a)
    The right to object to the Allowance of any Claim and the payment of any distribution to any creditor whose Claim is to be satisfied by the Debtor's Estate, provided that any and all such objections must be filed with the Court within 180 days of the Effective Date.

    (b)
    The right to prosecute, compromise or settle Avoidance Actions on behalf of the Debtor's Estate, provided however, that in the event that the Creditors' Committee fails to initiate any Avoidance Action by October 1, 2001, then the right to initiate Avoidance Actions shall vest exclusively in the Reorganized Debtor, which may thereafter initiate such Avoidance Actions in its sole discretion.

    (c)
    The right to retain Professionals after the Effective Date and to pay said Professionals from the assets of the Debtor's Estate as an Administrative Expense, subject to Court approval.

    (d)
    The right to enforce, waive or suspend any obligation of the Reorganized Debtor to the Debtor's Estate arising under this Plan.

ARTICLE VII

RESTRUCTURING THE REORGANIZED DEBTOR

A.  Funding and Recapitalization.

    The capitalization and financing of the Reorganized Debtor shall consist of the cash contribution represented by the Exit Financing Facility, the New Senior Secured Note and the Revolving Credit Facility, all pursuant to documentation acceptable to the Debtor and First Source and the availability of which is a condition to Confirmation of the Plan. On the Effective Date the Reorganized Debtor shall issue the New Senior Secured Note to First Source and execute the Revolving Credit Loan Agreement. As security for the New Senior Secured Note and the Revolving Credit Facility, the security interests of First Source which existed as of the Petition Date, Confirmation Date and Effective Date shall be preserved and remain in full force and effect, and First Source shall have and shall be granted valid, first priority, perfected security interests in, and liens on (collectively, the "Liens") all present and after-acquired personal property, real estate interests and other property of the Reorganized Debtor of any nature whatsoever and the proceeds thereof. The Liens of First Source shall constitute valid, first priority, and duly perfected security interests and liens and First Source shall not be required to file, record or serve financing statements, mortgages, security agreements, pledge agreements, assignments, notices of liens or similar instruments in respect of the Liens which otherwise may be required under federal or state law in any jurisdiction or by any governmental entity, or take any action, including taking possession, to validate and perfect such security interests and liens. The failure by the Reorganized Debtor to execute any documentation relating to the Liens shall in no way affect the validity, perfection or priority of such Liens. If, however, First Source, at its sole discretion, shall determine to file or record any such financing statements, notices of lien or similar instruments, or to otherwise confirm perfection of such Liens, the Debtor and Reorganized Debtor are directed to cooperate with and assist in such process, and all such documents shall be deemed to have been filed or recorded at the time of and on the date of the Effective Date.

B.  Continued Corporate Existence and Revesting of Assets in the Reorganized Debtor.

    Except as otherwise provided in this Plan, the Debtor, as a Reorganized Debtor, will continue to exist after the Effective Date as a Delaware corporation, with all the powers of a Delaware corporation and without prejudice to any right to alter or terminate such existence whether by merger, dissolution, or otherwise under Delaware law. Except as otherwise provided in this Plan, on the Effective Date all of the Debtor's assets, including, without limitation, its inventory (including any inventory returned post Effective Date), its accounts receivable, all tangible and intangible personal property, including Litigation Claims, shall revest in the Reorganized Debtor free and clear of any and all liens, Equity Security Interests, Claims, interests of holders of Claims and Equity Security Interests, and all such liens, security interests, Claims and interests shall be deemed extinguished. From and after the Effective Date, the Reorganized Debtor may operate its business and may use, acquire, and dispose of property, and compromise or settle any Unclassified Claim assumed by it or any cure sum claim without approval by the Bankruptcy Court or the Creditors' Committee and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

C.  Issuance of Shares.

    Upon the Effective Date, the Reorganized Debtor shall cause 4,000 New Common Shares to be issued and delivered to First Source or its designee.

D.  Corporate Governance.

  1.  General.

    On the Effective Date, the management, control and operation of the Reorganized Debtor shall become the general responsibility of the Board of Directors of the Reorganized Debtor, who shall, thereafter, have responsibility for the management, control and operation of the Reorganized Debtor.

  2.  Directors and Officers.

    The initial Board of Directors of the Reorganized Debtor shall consist of the following individuals:

    Charles Coudriet

    Nicholas Yakubik

    Jeffrey Cerny

    Martin Tudor

    The following persons shall serve as the initial officers of the Reorganized Debtor on and after the Effective Date until his successor is duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the by-laws.

    Martin Tudor, President and Chief Executive Officer

    Michael Olsen, Vice President and Chief Operating Officer

    John Dailey Kennedy, Vice President and Chief Financial Officer

E.  Corporate Action.

    Prior to, on or after the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders or directors of the Debtor or the Reorganized Debtor, including, without limitation: (a) any restructuring transactions contemplated by the Plan; (b) the election or appointment of directors and officers of the Reorganized Debtor; (c) the New Senior Secured Note, the Revolving Credit Facility and any documents and liens related thereto; (d) the distribution of Cash pursuant to the Plan; (e) the issuance and distribution of the New Common Shares; (f) the adoption, execution, delivery, and implementation of all contracts, leases, instruments, releases, and other agreements or documents related to any of the foregoing; and (g) the adoption, execution, and implementation of other matters provided for under the Plan involving the corporate structure of the Reorganized Debtor, or corporate or other action to be taken by or required of the Reorganized Debtor, shall be deemed to have occurred and shall be in effect prior to, on or after the Effective Date pursuant to Delaware law without any requirement of further action by the stockholders or directors of the Reorganized Debtor.

F.  Resumption of Sales and Returns.

    As soon as practical after the Effective Date, the Reorganized Debtor shall commence the sale and distribution of inventory, the collection of its accounts receivable, and provide its customers with normal industry standard return privileges for all inventory sold pre and post petition.

G.  Intellectual Property Licenses.

    In the event that The Harry Fox Agency provides the Reorganized Debtor with new licenses acceptable to the Reorganized Debtor in its sole reasonable discretion, the Reorganized Debtor shall make a one time advance royalty payment to the Harry Fox Agency in the amount of $250,000, to be utilized solely to pay post Effective Date royalty obligations.

H.  Payments to Debtor's Estate.

    Not more than 45 days after the end of each calendar quarter commencing with the calendar quarter in which the Effective Date falls, the Reorganized Debtor shall provide the Disbursing Agent and counsel to the Creditors' Committee with a reconciliation of amounts due to the Debtor's Estate, if any, for Artists Recording Contracts, Inventory Sales and net proceeds received from the assertion of litigation claims together with any payment that may be due for the prior quarter.

I.  Effectuating Documents and Further Transactions.

    Each of the Debtor and the Reorganized Debtor is authorized to execute, deliver, file or record such contracts, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and any notes or securities issued pursuant to the Plan.

J.  Exemption from Transfer Taxes.

    Pursuant to Section 1146(c) of the Bankruptcy Code: (a) the issuance, transfer, or exchange of notes or equity securities under the Plan; (b) the creation of any mortgage, deed of trust, lien, pledge, or other security Interest; (c) the making or assignment of any lease or sublease; (d) the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, will not be subject to any stamp tax, recording tax, personal property tax, real estate transfer tax, sales or use tax, or other similar tax. Unless the Bankruptcy Court orders otherwise, all sales, transfers and assignments of owned and leased property, approved by the Bankruptcy Court on or prior to the Effective Date, shall be deemed to have been in furtherance of, or in connection with, the Plan.

ARTICLE VIII

RELEASES AND INJUNCTIONS

A.  Discharge of Debtor.

    Except as otherwise provided in the Plan or the Confirmation Order, the rights afforded under the Plan and the treatment of all Claims and Equity Security Interests under the Plan will be in exchange for and in complete satisfaction, discharge, release and cancellation of Claims and Equity Security Interests of any nature whatsoever, including, without limitation, any interest accrued on any Claim from and after the Petition Date, against the Debtor, the Debtor's Estate, the Reorganized Debtor or any of their respective assets and properties. Except as otherwise provided in the Plan or the Confirmation Order, the Confirmation shall, as of the Effective Date: (i) discharge the Debtor, the Debtor's Estate and the Reorganized Debtor from all Claims, demands, liabilities, other debts or interests that arose on or before the Effective Date, and all debts of the kind specified in Section 502(g), 502(h), or 502(i) of the Bankruptcy Code, whether or not (A) a proof of Claim or Equity Security Interest based on such debt or Equity Security Interest is filed or deemed filed pursuant to Section 501 of the Bankruptcy Code, (B) a Claim or Equity Security Interest based on such debt or Equity Security Interest is allowed pursuant to Section 502 of the Bankruptcy Code, or (C) the holder of a Claim or Equity Security Interest based on such debt or Equity Security Interest has accepted the Plan; (ii) cancel all Equity Security Interests and other rights of Equity Security Interest holders, and (iii) preclude all persons from asserting against the Reorganized Debtor, its successors, or its assets or properties, any other of further Claim or Equity Security Interest based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.

B.  Injunction Related to the Discharge.

    Except as otherwise provided in the Plan or the Confirmation Order, all entities that have held, currently hold, or may hold Claims or other debts or liabilities against the Debtor or the Reorganized Debtor, or an Equity Security Interest or other right of an Equity Security Interest holder in the Debtor, that are discharged pursuant to the terms of the Plan are permanently enjoined, on and after the Effective Date, from taking any of the following actions on account of any such Claims, debts, liabilities or Equity Security Interests: (i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim, debt, liability, Equity Security Interest or right, other than to enforce any right pursuant to this Plan; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree, or order against the Debtor, the Reorganized Debtor, or their property or interests in property, on account of any such Claim, debt, liability or Equity Security Interest; (iii) creating, perfecting, or enforcing any lien or encumbrance against the Debtor, the Reorganized Debtor, or their property or interests in property on account of any such Claim, debt, liability, or Equity Security Interest; (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any debt, liability, or obligation due to the Debtor's Estate or the Reorganized Debtor or against their property or interests in property on account of any such Claim, debt, liability, or Equity Security Interest; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan or the Confirmation Order. Such injunction shall extend to any successor of the Debtor, including, without limitation, the Reorganized Debtor and its respective property and interests in property. Any entity injured by any willful violation of such injunction shall recover actual damages, including costs and attorneys' fees, and, in appropriate circumstances, may recover punitive damages, from the willful violator.

C.  Terms of Bankruptcy Injunction or Stays.

    All injunctions or stays provided for in Section 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

D.  Releases by Holders of Claims and Interests.

    On the Effective Date, in exchange for and in consideration of, among other things, the making of the $1,300,000 cash contribution to the Debtor's Estate for the benefit of holders of Allowed Claims, the extension of credit to the Reorganized Debtor pursuant to the Exit Financing Facility and the Revolving Loan, and in exchange for the agreement of First Source to subordinate its unsecured claim to the claim of Class 3 Creditors, each holder of a Claim shall be deemed to unconditionally release and forever waive all Claims, debts, obligations, demands, liabilities, suits, judgements, damages, rights, and causes of action, whatsoever (other than the right to enforce the Debtor's or the Reorganized Debtor's obligations under the Plan and the contracts, instruments, releases, and other agreements and documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part upon any transactions or matters with the Debtor, its estate or in connection with this Bankruptcy Case, the Plan or the Disclosure Statement that occurred or could have occurred on or prior to the Effective Date against First Source, the Debtor, the Creditors' Committee, and the professionals retained by the Debtor and the Creditors' Committee. The foregoing release shall not apply to any entity to which an Avoidance Action or Litigation Claim may be asserted.

E.  Injunction Related to Releases.

    The Confirmation Order will constitute an injunction permanently enjoining the commencement or prosecution by any entity, whether directly, derivatively, or otherwise, of any Claim, demand, debt, liability, cause of action, right or Equity Security Interest released, discharged or waived pursuant to the Plan against the released parties.

F.  Exculpation.

    From and after the Effective Date, none of the Debtor, the Reorganized Debtor, First Source or the Creditors' Committee or any of their respective members, officers, directors, employees, professionals or other representatives shall have or incur any liability to any holder of a Claim or Equity Security Interest for any act or omission in connection with, related to, or arising out of, the bankruptcy case, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan (including objections to, and settlements of, Claims or Avoidance Actions under the Plan), except for willful misconduct or gross negligence, and, in all respects, the Debtor, the Reorganized Debtor, First Source, and the Creditors' Committee and each of their respective members, officers, directors, employees, professionals or other representatives shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

ARTICLE IX

RETENTION OF JURISDICTION

    Notwithstanding entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court will retain jurisdiction over the Debtor's Bankruptcy Case after the Effective Date, including jurisdiction to:

    A.  Allow, disallow, determine, liquidate, classify, estimate or establish the priority of secured or unsecured status of any Claim or Equity Security Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of any Claim;

    B.  Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized by the Bankruptcy Code or the Plan;

    C.  Resolve any matters related to the assumption, or rejection of any executory contract or unexpired lease to which the Debtor is a party or with respect to which the Debtor or Reorganized Debtor may be liable and to hear, determine, and if necessary, liquidate any Claims arising therefrom;

    D.  Ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

    E.  Decide or resolve any motions, adversary proceedings, contested, or litigated matters, and any other matters and grant or deny any applications involving the Debtor that may be pending on the Effective Date;

    F.  Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, the Disclosure Statement, or the Confirmation Order;

    G.  Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation, or enforcement of the Plan or any contract, instrument, release, or other agreement or document that is executed or created pursuant to the Plan, or any entity's rights arising from or obligations incurred in connection with the Plan or such documents;

    H.  Modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify the Disclosure Statement, the Confirmation Order, or any contract, instrument, release or other agreement or document created in connection with the Plan, the Disclosure Statement, or the Confirmation Order, or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, the

Disclosure Statement, or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan;

    I.  Hear and determine all applications for compensation and reimbursement of expenses of Professionals under Sections 330, 331 and 503(b) of the Bankruptcy Code;

    J.  Hear and determine all matters concerning the assertion, allowance or disallowance of any claim;

    K.  Issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation, or enforcement of the Plan or the Confirmation Order;

    L.  Hear and determine the Avoidance Actions;

    M. Hear and determine matters concerning state, local and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code;

    N.  Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked, or vacated or distributions pursuant to the Plan are enjoined or stayed;

    O.  Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, the Disclosure Statement, or the Confirmation Order; and

    P.  Enter an order closing the Debtor's Bankruptcy Case.

ARTICLE X

PROVISIONS REGARDING VOTING AND DISTRIBUTIONS
UNDER THE PLAN AND TREATMENT OF CLAIMS

A.  Voting of Claims.

    Each holder of an Allowed Claim in an impaired Class of Claims shall be entitled to vote separately to accept or reject the Plan.

B.  Method of Distribution under the Plan.

  1.  Generally.

    All distributions under the Plan shall be made by the Disbursing Agent to the holder of each Allowed Claim at the address of such holder as listed on the Schedules, unless the Debtor has been notified in writing of a change of address, by filing a proof of Claim by such holder that provides an address for such holder different from the address reflected on the Schedules. Nothing contained in the Plan will require the Debtor, Reorganized Debtor, the Creditors' Committee or Disbursing Agent to attempt to locate any holder of an Allowed Claim.

  2.  Distributions of Cash.

    Except as otherwise specified herein, payments made pursuant to the Plan will be in cash by checks drawn on a domestic bank, or by wire transfer from a domestic bank, in each case, at the option of the Disbursing Agent; provided, however, that cash payments to foreign holders of Allowed Claims may be made, at the option of the Disbursing Agent, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

  3.  Timing of Distribution.

    Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day. Any distribution to be made on the Effective Date pursuant to this Plan shall be deemed as having been made on the Effective Date if such distribution is made on the Effective Date or as soon thereafter as is practicable.

  4.  Distributions to Holders as of the Distribution Record Date.

    The Disbursing Agent will have no obligation to recognize the transfer of, or the sale of any participation in, any Allowed Claim that occurs after the close of business on the Effective Date, and will be entitled for all purposes to recognize and distribute only to those holders of Allowed Claims who are holders of such Claims as of the close of business on the Effective Date.

C.  Cancellation of Securities, Instruments and Agreements and Interests.

    On the Effective Date all share certificates (including treasury stock), other instruments evidencing Equity Security Interests, and all options, warrants, calls, rights, puts, awards, commitments or any other agreements of any character to acquire such Equity Security Interests shall be deemed cancelled and of no further force and effect, without any further act or action under any applicable agreement, law, regulation, order or rule and the obligations of the Debtor under any such share certificates, and other agreements and instruments governing such Equity Security Interests shall be discharged. The holders of or parties to such canceled share certificates, and other agreements and instruments shall have no rights arising from or relating to such notes, share certificates, and other agreements and instruments or the cancellation thereof, except the rights provided pursuant to the Plan.

D.  Release of Liens.

    Except as otherwise provided in the Plan or in any contract, instrument, release, or other agreement or document created or assumed in connection with the Plan, on the Effective Date all mortgages, deeds of trust, liens, pledges, or other security interests against any property of the Debtor's estate or the Reorganized Debtor shall be fully released and discharged.

ARTICLE XI

MISCELLANEOUS PROVISIONS

A.  Payment of Statutory Fees.

    All U.S. Trustee fees payable pursuant to Section 1930 of Title 28, United Stated Code, shall be paid by the Debtor's Estate until the Debtor's Bankruptcy Case is closed.

B.  Amendment or Modification of the Plan.

    Subject to Section 1127 of the Bankruptcy Code and, to the extent applicable, Sections 1122, 1123 and 1125 of the Bankruptcy Code, alterations, amendments or modifications of the Plan may be proposed in writing by the Debtor at any time prior to or after the Confirmation Date but prior to the substantial consummation of the Plan; provided, however, that no alteration, amendment or modification of the Plan that would adversely change the treatment of allowed Claims may be made without the prior approval of the Creditors' Committee and First Source. A holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such holder.

C.  Successors and Assigns.

    The Plan shall be binding upon and inure to the benefit of the Debtor the Reorganized Debtor, First Source, the holders of Claims and Equity Security Interests, and their respective successors and Assigns.

PLATINUM ENTERTAINMENT, INC.
By:	/s/ SHANNON SAEGER Shannon Saeger Vice President and Treasurer

/s/ DANIEL A. ZAZOVE

Daniel A. Zazove
Barbara L. Yong
Karen G. Kranbuehl
Field & Golan
70 W. Madison Street
Suite 1500
Chicago, IL 60602
(312) 263-2300

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ARTICLE I GENERAL PROVISIONS
ARTICLE II CLASSIFICATION OF CLAIMS AND INTERESTS
ARTICLE III CLAIMS NOT IMPAIRED BY THE PLAN
ARTICLE IV TREATMENT OF IMPAIRED CLASSES
ARTICLE V LEASES AND EXECUTORY CONTRACTS
ARTICLE VI ADMINISTRATION OF DEBTOR'S ESTATE
ARTICLE VII RESTRUCTURING THE REORGANIZED DEBTOR
ARTICLE VIII RELEASES AND INJUNCTIONS
ARTICLE IX RETENTION OF JURISDICTION
ARTICLE X PROVISIONS REGARDING VOTING AND DISTRIBUTIONS UNDER THE PLAN AND TREATMENT OF CLAIMS
ARTICLE XI MISCELLANEOUS PROVISIONS